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FEB 2 0 2022
Washington, DC

SEC FILE NUMBER
8- 32775

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: INLAND SECURITIES CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2901 Butterfield Road
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Catherine L Lynch	(630) 218-8000	lynch@inland-investments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

200 E. Randolph Drive	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

10/20/03	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Catherine L Lynch, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Inland Securities Corporation, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
MARY J PECHOUS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/13/22

Notary Public

Signature: [signature]

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Table of Contents

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Inland Securities Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Inland Securities Corporation (the Company) as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 1991.

Chicago, Illinois
February 25, 2022

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Financial Condition

December 31, 2021

Assets

Cash and cash equivalents	$	12,758,330
Commissions receivable		46,375
Prepaid expenses		617,943
Operating lease right-of-use asset, net		171,048
Current income tax receivable		478,434
Deferred tax assets		87,918
Fixed assets (net)		87,343
Other assets		6,621
Total Assets	$	14,254,012

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	6,755,095
Accounts payable and accrued expenses		1,441,031
Due to related party		295,999
Deferred tax liability		72,237
Operating lease liability		194,819
Total Liabilities		8,759,181
Stockholder's Equity:		
Common stock, $.01 par value. Authorized 10,000 shares; issued and oustanding 1,000 shares		10
Additional paid-in capital		62,352,253
Retained deficit		(56,857,432)
Total Stockholder's Equity		5,494,831
Total Liabilities and Stockholder's Equity	$	14,254,012

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Operations

Year ended December 31, 2021

Revenues:		
Commissions, dealer fees, and placement agent fees, net	$	23,163,246
Interest and other income		8,701
Total revenues		23,171,947
Expenses:		
Commissions		14,167,262
Employee compensation and benefits		10,164,668
Marketing and travel		2,994,823
Interest expense - leases		10,696
Depreciation		28,401
Other operating expenses		3,508,197
Total expenses		30,874,047
Loss before income tax benefit		(7,702,100)
Income tax benefit		2,188,257
Net loss	$	(5,513,843)

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2021

		Common stock	Additional paid-in capital	Retained deficit	Total stockholder's equity
Balance at December 31, 2020	$	10	54,752,253	(51,343,589)	3,408,674
Capital contributions		—	7,600,000	—	7,600,000
Net loss		—	—	(5,513,843)	(5,513,843)
Balance at December 31, 2021	$	10	62,352,253	(56,857,432)	5,494,831

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Cash Flows

Year ended December 31, 2021

Cash flows from operating activities:		
Net loss	$	(5,513,843)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		39,097
Changes in assets and liabilities:		
Current income tax receivable		(224,173)
Commissions receivable		90,286
Prepaid expenses		(259,370)
Operating lease liability		(3,735)
Deferred tax assets		7,648
Other asssets		(6,621)
Deferred tax liabilities		(21,732)
Commissions payable		4,559,523
Due to related party		295,999
Accounts payable and accrued expenses		180,967
Net cash used in operating activities		(855,954)
Cash flows from investing activity:		
Purchase of fixed assets		(10,453)
Net cash used in investing activity		(10,453)
Cash flows from financing activity:		
Capital contributions		7,600,000
Net cash provided by financing activity		7,600,000
Net increase in cash and cash equivalents		6,733,593
Cash and cash equivalents at beginning of year		6,024,737
Cash and cash equivalents at end of year	$	12,758,330
Supplemental disclosure:		
Amounts received pursuant to the Company's tax sharing agreement	$	1,950,000

See accompanying notes to financial statements.

(1) General Information and Summary of Significant Accounting Policies

Inland Securities Corporation (the Company) is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. Inland Real Estate Investment Corp. (IREIC), as the sole stockholder, is committed to funding cash flow needs of the Company in the normal course of business. The Inland Group, LLC (Inland) is the ultimate parent.

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual amounts could subsequently differ from such estimates.

A description of significant accounting policies is as follows:

(a) Revenue Recognition

Revenue is recognized upon transfer of control of promised services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those services (the 'transaction price"). The Company enters into contracts that can include multiple services, which are accounted for separately if they are determined to be distinct.

In connection with the marketing of investment programs, commissions, dealer fees, and placement agent fees are based upon a percentage of a third-party investment in the related interest. For financial reporting and income tax purposes, these commissions and fees are earned, and the related expense is incurred at the time the third-party investment is accepted by the offering party. The Company believes that the performance obligation is satisfied on such because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Commissions and fees from the sale of private placement interests includes selling commissions, dealer fees for coordinating the marketing of the interests, and placement agent fees, all of which are earned at the time of the sale of the interests and are a percentage of the gross cash proceeds of the sale of the interests. Commissions and fees from the sale of shares of public offerings includes selling commissions, dealer manager fees, marketing fees, and stockholder servicing fees, all of which are earned at the time of the sale of the shares. Selling commissions, dealer manager fees, and stockholder servicing fees are a percentage of the gross cash proceeds of the sale of the shares. Marketing fees are a percentage of the net cash proceeds of the sale of the shares. The Company serves as the primary broker and dealer to the investment programs and receives fees from the investment programs for the services of providing marketing services to the investment programs. The marketing fee is received from an affiliated entity that is the advisor to the public offering. The Company recognized the dealer, placement agent, and marketing fees in the Company's statement of operations.

For contracts with customers, the Company has the ability to involve a third-party broker in providing services to the customer for which a commission is charged, however the Company generally does not have the discretion in such pricing reallowed to the third-party broker. In such services, the Company is not deemed to be the principal in these arrangements, and accordingly, presents the revenue net of the related costs.

The table below summarizes dealer fees, placement agent fees, and marketing fees for the year ended December 31, 2021.

	Dealer fees	Placement Agent Fees	Marketing fees	Total
Private placements	855,202	22,305,475	-	23,160,677
Public offerings	-	-	2,569	2,569
Total revenues	855,202	22,305,475	2,569	23,163,246

(b) Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all investments with an original maturity of three months or less to be a cash equivalent. The Company's cash equivalents approximate fair value due to the short-term nature of these financial instruments.

(c) Income Taxes

The Company is included in the consolidated federal and combined unitary state income tax returns of Inland. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Inland. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company recognizes and measures its unrecognized tax benefits, if any, in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

(2) Net Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital as defined under this rule. Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, at December 31, 2021, the Company had net capital and minimum net capital requirements of $4,216,572 and $572,571, respectively. Minimum net capital required to be maintained is the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was approximately 2.04 to 1.

(3) Related-Party Transactions

Commission and fee revenues of $23,163,246, net, were derived from the sale of interests in investment programs in which IREIC's wholly owned subsidiaries are the advisor or asset manager. As of December 31, 2021, accounts receivable related to this income amounted to $46,375. As of December 31, 2021, accounts payable related to this income amounted to $295,999.

During 2021, the Company earned $6,135,365 in gross commission income and dealer fees related to sales of interests in investment programs that were generated by a related soliciting broker dealer. $5,010,208 of this amount was paid to the related soliciting broker dealer. The amount owed to the related soliciting dealer at December 31, 2021 was $763,156 and is included in commissions payable in the accompanying statement of financial condition.

The Company is charged direct costs for specific legal, payroll processing, information technology services, marketing, and certain other administrative services performed by administrative departments of Inland. Such amounts totaled $1,833,411 for the year ended December 31, 2021 and are included in other operating expenses on the statement of operations. As of December 31, 2021, accounts payable related to these direct costs amounted to $208,911. In addition, the Company paid rent to IREIC of approximately $113,736 for the year ended December 31, 2021.

(4) Income Taxes

The Company is party to a tax-sharing agreement between Inland and IREIC, which provides that income tax expense or benefit be reflected on a separate company basis. The Company recorded a $2,188,257 federal and Illinois income tax benefit for the year ended December 31, 2021. The federal and Illinois income tax benefit consists of a $2,174,172 current tax benefit, and a $14,085 deferred tax benefit. At the beginning of the year, the Company had an income tax receivable from IREIC of $254,262 relating to the unreimbursed income tax benefits for the year ending December 31, 2020. The Company received payments of $1,950,000 from IREIC representing payment by IREIC of the aforementioned $254,262 and available current tax benefit of $2,174,172. The remaining income tax benefits provided by the Company that were not reimbursed by IREIC in the amount of $478,434 were recorded as a current income tax receivable as of December 31, 2021. The income tax benefit for the year ended December 31, 2021 was computed by

applying an estimated combined tax rate of 28.51% to pretax loss, exclusive of permanent differences, for the period from January 1, 2021 through December 31, 2021.

Deferred income tax expense results entirely from the tax effect of temporary differences. Temporary differences relating to long-term operating leases arise due to the differences in the recognition of lease expense for GAAP purposes and income tax purposes. Deferred tax assets relating to deferred compensation are due to the timing of deductibility of compensation expense for income tax purposes compared to GAAP. Deferred tax liabilities relating to furniture and equipment are due to differences in depreciation deductions for both GAAP and income tax purposes. The tax effects of such temporary differences at December 31, 2021 are summarized below:

Deferred tax assets:		
Long-term operating lease liabilities	$	55,543
Deferred compensation		32,375
Total deferred tax assets		87,918
Deferred tax liabilities:		
Operating lease right-of-use asset		(48,766)
Furniture and equipment		(23,471)
Total deferred tax liabilities		(72,237)
Net deferred tax assets	$	15,681

Income tax benefit from operations for the year ended December 31, 2021 differs from "expected" tax benefit (computed by applying the U.S. federal income tax rate of 21% for the year ended December 31, 2021, to pretax loss) principally due to the effect of state and local income taxes (net of federal benefit and permanent differences). As of December 31, 2021, there was no valuation allowance, as management believes it is more likely than not that the deferred tax assets will be realized through future operations. The Company had no unrecognized tax benefits as of December 31, 2021. As of December 31, 2021, the Company's 2018, 2019 and 2020 tax years remain subject to examination by U.S. and state tax jurisdictions.

(5) Leases

The Company entered into two leases during 2019 for office space and a copier in Atlanta, GA. The lease term under the office space is 65 months and the lease term for the copier is 36 months. At commencement of the leases, the Company considered the lease terms and the lease classification and determined that both leases are operating leases. The Company recorded a lease liability and a corresponding ROU asset on its statement of financial condition at commencement of the leases of $320,027. The lease liability was based on the present value of the leases' future lease payments using an interest rate of 6.77% which represents the incremental borrowing rate of IREIC, as the Company has no borrowings and IREIC guaranteed the Company's performance under the lease.

Lease payments to be made in the future by the Company under these leases are as follows:

INLAND SECURITIES CORPORATION

(Wholly Owned by Inland Real Estate Investment Corp.)

Notes to Financial Statements

December 31, 2021

		Lease Payment
Year ending December 31:		
2022	$	76,668
2023		78,147
2024		73,691
	$	228,506

(6) Subsequent Events

Subsequent events were evaluated through February 25, 2022, the date on which the financial statements were issued, and the Company determined that there are no items to account for or disclose.

Schedule I

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2021

Stockholder's equity	$	5,494,831
Deductions:		
Nonallowable assets:		
Prepaid expenses		617,943
Current income tax receivable		478,434
Deferred tax assets		87,918
Fixed assets (net)		87,343
Other assets		6,621
Total deductions		1,278,259
Net capital		4,216,572
Minimum net capital required to be maintained (greater of $5,000 or 6-2/3% of aggregate indebtedness)		572,571
Excess net capital	$	3,644,001
Aggregate indebtedness	$	8,588,133
Ratio of aggregate indebtedness to net capital		2.04

A reconciliation is not necessary pursuant to Rule 17a-5(d)(4) as no material differences exist between the computations made by the independent auditor based on the audited financial statements and the broker-dealer's amended Form X-17A-5 IIA filing with the Financial Industry Regulatory Authority on February 22, 2022

See accompanying report of independent registered public accounting firm.

Schedule II

INLAND SECURITIES CORPORATION

(Wholly Owned by Inland Real Estate Investment Corp.)

Computation for Determination of Customer Reserve Requirements and PAB Accounts Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2021

The Company does not claim an exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k) of 17 C.F.R. 240.15c3-3, as the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limited its business activities exclusively to a broker or dealer selling tax shelters, limited partnerships, and real estate investment trusts in primary distributions on best efforts or all or none basis, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year 2021 from January 1, 2021 to December 31, 2021 without exception.

See accompanying report of independent registered public accounting firm.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Information Related to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2021

The Company does not claim an exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k) of 17 C.F.R. 240.15c3-3, as the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limited its business activities exclusively to a broker or dealer selling tax shelters, limited partnerships, and real estate investment trusts in primary distributions on best efforts or all or none basis, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year 2021 from January 1, 2021 to December 31, 2021 without exception.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Inland Securities Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Inland Securities Corporation (the Company) for the year ended December 31, 2021. The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, a copy of the check, and the bank statement, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, and noted a difference of $81,065,479. The Company has indicated this difference relates to the net versus gross presentation of certain revenue amounts due to revenue recognition requirements for GAAP accounting versus regulatory filing requirements, and comprise of the following trial balance accounts, as follows: account 4660-010 (commissions income) of $65,448,132, account 4660-020 (commissions income – due diligence reimbursement) of $15,556,500, account 4660-025 (commissions income - dealer manager fee) of $1,334, and account 4645-020 (service fee income) of $59,513.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

KPMG

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 25, 2022